HUGHES CROWDFUNDING CPA, PC

1156 Bowman Rd, Suite 200

Mount Pleasant, SC 29464

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of SalesFaucet, Inc.

Opinion

We have audited the accompanying financial statements of SalesFaucet, Inc. (the "Company"), which comprise the balance sheet as of July 31, 2026, and the related statements of operations, stockholders' equity, and cash flows for the period from inception (July 2, 2026) through July 31, 2026, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2026, and the results of its operations and its cash flows for the period from inception (July 2, 2026) through July 31, 2026, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company was incorporated on July 2, 2026, has minimal capital resources, and is dependent upon the successful completion of a planned Regulation Crowdfunding offering that has not yet been filed. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion.

Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Hughes Crowdfunding CPA, PC

Mount Pleasant, South Carolina

October 5, 2026

SALESFAUCET, INC.
Balance Sheet

As of July 31, 2026

ASSETS	
Current assets	
Cash and cash equivalents	$4,500
Stock subscription receivable (Note 4)	$1,500
Total current assets	$6,000
TOTAL ASSETS	**$6,000**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Due to Officer	$256
Total liabilities	$256
Stockholders' equity	
Common stock, $0.00001 par value, 80,000,000 shares authorized; 6,000,000 shares issued and outstanding (Note 4)	$60.00
Additional paid-in capital	$5,940.00
Accumulated deficit	($256)
Total stockholders' equity	$5,744
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$6,000**

See accompanying notes to financial statements.

SALESFAUCET, INC.
Statement of Operations

For the Period from Inception (July 2, 2026) through July 31, 2026

Revenue	-
Organizational and formation costs	$256
Loss from operations	($256)
Other income (expense)	-
NET LOSS	**($256)**
Net loss per common share — basic and diluted	$0.00
Weighted average common shares outstanding	250,000

SALESFAUCET, INC.
Statement of Cash Flows

For the Period from Inception (July 2, 2026) through July 31, 2026

Cash flows from operating activities	
Net loss	($256)
Increase in Due to Officer (formation costs)	$256
Net cash used in operating activities	-
Cash flows from investing activities	
Net cash used in investing activities	-
Cash flows from financing activities	
Proceeds from issuance of common stock	$4,500
Net cash provided by financing activities	$4,500
NET INCREASE IN CASH	**$4,500**
Cash at beginning of period	-
Cash at end of period	**$4,500**
Supplemental disclosure of non-cash financing activity	
Common stock subscribed but not yet collected in cash as of 7/31/26 (collected 8/4/26)	$1,500
Formation costs of $256 paid by an officer of the Company, recorded as Due to Officer	$256

See accompanying notes to financial statements.

SALESFAUCET, INC.
Trial Balance

As of July 31, 2026

Account	Account Type	Debit	Credit
Cash and cash equivalents	Asset	$4,500	-
Stock subscription receivable	Asset	$1,500	-
Common stock	Equity	-	$60
Additional paid-in capital	Equity	-	$5,940
Accumulated deficit	Equity	-	-
Revenue	Income	-	-
Operating expenses	Expense	$256	-
Due to Officer	Liability	-	$256
TOTAL		**$6,256**	**$6,256**

SALESFAUCET, INC.

Statement of Stockholders' Equity

For the Period from Inception (July 2, 2026) through July 31, 2026

	Common Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at inception (July 2, 2026)	-	-	-	-	-
Issuance of common stock for cash — Southshore Capital LP (7/31/26)	1,500,000	$15.00	$1,485.00	-	$1,500.00
Issuance of common stock for cash — Three Star Holdings LLC (7/31/26)	3,000,000	$30.00	$2,970.00	-	$3,000.00
Issuance of common stock for subscription receivable — T3 Research LLC (initiated 7/30/26; cash collected 8/4/26)	1,500,000	$15.00	$1,485.00	-	$1,500.00
Net loss	-	-	-	($256.00)	($256.00)
Balance at July 31, 2026	**6,000,000**	**$60.00**	**$5,940.00**	**($256.00)**	**$5,744.00**

Southshore Capital Partners LP ("Southshore") is a private investment fund. The Company's Chief Financial Officer controls Southshore's general partner, Southshore Capital GP, LLC, and holds an economic interest in the fund. The remaining capital in Southshore is held by unrelated third-party accredited investors. Southshore's $1,500 investment in the Company's common stock was made using fund capital, at the discretion of the general partner.

Three Star Holdings LLC's $3,000 investment in the Company's common stock was funded by a loan from Starship Holdings LLC, an affiliate under common control with Three Star Holdings LLC (both entities are controlled by Joshua Singerman, CEO of the Company). The loan bears interest at 5% per annum and is due July 31, 2031.

T3 Research LLC is controlled by Thomas (Taz) Turner, CFO of the Company.

SALESFAUCET, INC.

Capitalization Table

As of July 31, 2026 (includes pending subscription, collected August 4, 2026)

Investor	Issuance Date	Shares	Price/Share	Cash Proceeds	Par Value/Share	Par Value Amount	Additional Paid-in Capital
T3 Research LLC	7/30/2026	1,500,000	$0.00100	$1,500	$0.00001	$15.00	$1,485.00
Southshore Capital Partners LP	7/31/2026	1,500,000	$0.00100	$1,500	$0.00001	$15.00	$1,485.00
Three Star Holdings LLC	7/31/2026	3,000,000	$0.00100	$3,000	$0.00001	$30.00	$2,970.00
Total		**6,000,000**		**$6,000.00**		**$60.00**	**$5,940.00**

T3 Research LLC is controlled by Thomas (Taz) Turner, CFO of the Company.

Southshore Capital Partners LP ("Southshore") is a private investment fund. The Company's Chief Financial Officer controls Southshore's general partner, Southshore Capital GP, LLC, and holds an economic interest in the fund. The remaining capital in Southshore is held by unrelated third-party accredited investors. Southshore's $1,500 investment in the Company's common stock was made using fund capital, at the discretion of the general partner.

Three Star Holdings LLC's $3,000 investment in the Company's common stock was funded by a loan from Starship Holdings LLC, an affiliate under common control with Three Star Holdings LLC (both entities are controlled by Joshua Singerman, CEO of the Company). The loan bears interest at 5% per annum and is due July 31, 2031.

SALESFAUCET, INC.

Notes to Financial Statements

For the Period from Inception (July 2, 2026) through July 31, 2026

Note 1 — Organization and Nature of Business

SalesFaucet, Inc. (the "Company") was incorporated in the State of North Carolina on July 2, 2026, upon conversion from a limited liability company. The Company operates an AI-based sales lead intelligence platform, through which sub-agents access contact, lead, and buying-signal data under a master agency, commission-based sales structure. The Company's fiscal year end is July 31.

These financial statements present the Company's financial position as of July 31, 2026, and its results of operations and cash flows for the period from inception (July 2, 2026) through July 31, 2026.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents — The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of July 31, 2026, the Company held its cash in a checking account at one financial institution; a savings account at the same institution had a zero balance and no activity.

Net Loss Per Share — Basic net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period, giving effect to the time-weighting of shares issued during the period. Diluted net loss per share is the same as basic net loss per share, as the Company had no dilutive securities outstanding during the period.

Organizational Costs — Costs incurred in connection with the Company's organization are expensed as incurred.

Recently Issued Accounting Pronouncements — Management does not believe there are any recently issued, but not yet effective, accounting pronouncements that, if adopted, would have a material effect on the Company's financial statements.

Note 3 — Related Party Transactions

Due to Officer — In June 2026, prior to inception, the Company's Chief Financial Officer, Thomas "Taz" Turner, Jr., personally paid $256 of North Carolina incorporation filing fees on behalf of the Company. This amount has been recorded as an organizational expense with a corresponding Due to Officer liability of $256 as of July 31, 2026. The amount is unsecured, non-interest-bearing, and due on demand.

Common Stock Subscriptions by Related Parties — All $6,000 of common stock issued during the period was subscribed by entities controlled by the Company's two officers, as follows:

T3 Research LLC subscribed for 1,500,000 shares ($1,500) and is controlled by Thomas "Taz" Turner, Jr., the Company's Chief Financial Officer.

Southshore Capital Partners LP subscribed for 1,500,000 shares ($1,500). The general partner of Southshore Capital Partners LP, Southshore Capital GP, LLC, is controlled by Mr. Turner, who also holds an economic interest in the fund. The remaining capital in the fund is held by unrelated third-party accredited investors, and the investment in the Company was made using fund capital at the discretion of the general partner.

Three Star Holdings LLC subscribed for 3,000,000 shares ($3,000) and is controlled by Josh Singerman, the Company's Chief Executive Officer. Three Star Holdings LLC funded its subscription through a $3,000 loan from Starship Holdings LLC, an entity also controlled by Mr. Singerman, under a signed loan agreement bearing 5% interest and maturing July 31, 2031.

Management has represented, and the Company's review of its general ledger and bank statements corroborates, that no other transactions, arrangements, or shared resources exist between the Company and other portfolio companies of Southshore Capital Partners LP.

Note 4 — Stockholders' Equity

The Company is authorized to issue 80,000,000 shares of common stock, $0.00001 par value per share. As of July 31, 2026, the Company had 6,000,000 shares issued and outstanding, all issued at $0.001 per share for total proceeds of $6,000, as follows: T3 Research LLC (1,500,000 shares), Southshore Capital Partners LP (1,500,000 shares), and Three Star Holdings LLC (3,000,000 shares). See Note 3 for related-party ownership of these entities.

Of the $6,000 subscribed, $1,500 (T3 Research LLC) remained uncollected as of July 31, 2026, and is presented as a stock subscription receivable within current assets. This amount was collected in full on August 4, 2026, prior to the date these financial statements were available to be issued, and has accordingly been classified as an asset rather than as a reduction of stockholders' equity.

Note 5 — Going Concern

The Company was incorporated on July 2, 2026 and has minimal capital resources, with cash of $4,500 and total assets of $6,000 as of July 31, 2026, and cash of $4,523 as of August 31, 2026. The Company's ability to fund its planned operations is dependent upon the successful completion of a planned Regulation Crowdfunding offering (target raise of $1,000,000), which as of the date these financial statements were available to be issued had not yet been filed with, or qualified by, the U.S. Securities and Exchange Commission.

Absent proceeds from this offering, management does not have committed sources of additional capital. While the Company's officers have indicated a general expectation of continuing to fund investor-facing marketing costs on an ongoing basis, they have not committed to a specific amount, timeframe, or duration of such support.

These conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of one year from the date these financial statements were available to be issued. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 6 — Subsequent Events

The Company collected the $1,500 T3 Research LLC stock subscription receivable on August 4, 2026 (see Note 4).

Subsequent to period end, the Company paid a $1,499 audit fee and received $22.48 of cashback activity through its operating bank account.

Management has evaluated subsequent events through October 5, 2026, the date the financial statements were available to be issued, and has concluded that no other events require adjustment to or disclosure in these financial statements, other than as described in Note 5.